Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 12, 2010
Item 3	News Release The news release dated July 12, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4	Summary of Material Change Silver Standard Resources reports the initial results of diamond drilling at its wholly-owned Brucejack Project.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated July 12, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 13th day of July, 2010

July 12, 2010	News Release 10-19

BRUCEJACK DRILLING CUTS BONANZA-GRADE GOLD MINERALIZATION

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) is pleased to report the initial results of diamond drilling at its wholly-owned Brucejack Project which continues to encounter the bonanza-grade gold and silver mineralization first identified in the 2009 drill program. The results to-date demonstrate the consistency of the bonanza grade intersections over a relatively broad area.  (The reports for holes SU-38 to SU-48, the first results from the 2010 program, are contained in Table 1 of this release.) The Brucejack Project is adjacent to the Company’s wholly-owned Snowfield Project.

Galena Hill Zone

A highlight is hole SU-40 from the Galena Hill Zone, which includes three bonanza-grade intercepts of gold and silver mineralization, two of which are interpreted to occur within defined parallel structures. The middle intercept included:

-	0.5 meter with uncut grades of 536 grams of gold and 175 grams of silver per tonne (2 feet averaging 15.63 ounces gold and 5.1 ounces of silver per ton).

This intercept occurs within a structure defined by SU-12, with an intersect of 1.5 meters of 16.95 kilograms of gold and 8.7 kilograms of silver per tonne and SU-29, with an intercept of 0.5 meters of 5.3 kilograms of gold and 3.7 kilograms of silver per tonne. These three intercepts define an area measuring approximately 130 meters east-west in length and 445 meters in depth. (Please see Table 1 for referenced 2009 drill results.)

The upper bonanza-grade intercept of SU-40 included:

-	0.5 meter with uncut grades of 430 grams of gold and 174 grams of silver per tonne (2 feet averaging 12.54 ounces of gold and 5.1 ounces of silver per ton).

This intercept is contained within a structure defined by bonanza-grade intercepts from holes SU-05 and SU-12, plus broad intercepts in holes SU-29 and SU-34. SU-05 intersected 1.5 meters of 215.0 grams of gold and 136.0 grams of silver per tonne, and SU-12 intersected 1.2 meters of 77.6 grams of gold and 97.8 grams of silver per tonne.  The area defined by these intercepts is approximately 190 meters east-west in length and 140 meters in depth.

The third bonanza-grade intercept of SU-40 included 1.64 meters with uncut grades of 5.84 kilograms of gold and 720 grams of silver per tonne (5 feet averaging 170.35 ounces of gold and 21.0 ounces of silver per ton).

Until confirmed by underground mining and sampling, it should be assumed that this mineralization forms discrete pods within the structures, which are located less than 500 meters from the historical underground development at the Brucejack Project. The consistency of the bonanza-grade intersections over the relatively broad area is potentially significant and highlights the possibility for additional high-grade mineralization.

Shore Zone

The Shore Zone is located 750 meters north of Galena Hill Zone in a vicinity of new drill targets. A highlight is hole SU-45, which intersected intervals of:

-
18 meters of 4.35 grams of gold and 51.2 grams of silver per tonne (59 feet averaging 0.13 ounces of gold and 1.5 ounces of silver per tonne), including 3 meters with uncut grades of 25.76 grams of gold and 39.9 grams of silver per tonne (10 feet averaging 0.75 ounces of gold and 1.2 ounces of silver per ton), and

-
62 meters of 1.69 grams of gold and 42.1 grams of silver per tonne, (203 feet averaging 0.05 ounces of gold and 1.2 ounces of silver per ton), including 25 meters of 3.61 grams of gold and 97.8 grams of silver per tonne (82 feet averaging 0.11 ounces of gold and 2.9 ounces of silver per ton).

SU-45, which ended in mineralization, confirms the down-dip extension of the mineralization in the Shore Zone.

A diamond drill program of 24,000 meters in total is planned for the Brucejack Project this season, and five drills are currently working on various targets.

Table 1
Selected Brucejack Project Drill Results(1)
July 2010

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
Bridge Zone
SU-38	114.1	489.6	375.5	0.54	3.7
West Zone
SU-39(4)	5.0	17.0	12.0	4.30	12.3
	165.0	186.6	21.6	0.58	83.9
	447.5	490.5	43.0	0.71	21.9
SU-41(3)	307.0	553.2	246.2	0.77	8.8
SU-42	0.7	32.0	31.3	0.78	44.3
	169.5	208.0	38.5	0.55	28.9
	473.7	520.0	46.3	0.91	40.3
SU-43	71.5	95.5	24.0	0.63	4.9
SU-47(4)	75.0	109.0	34.0	0.65	7.2
	197.5	221.5	24.0	2.07	39.7
	403.8	448.5	44.7	3.26	67.3
Incl.	403.8	416.2	12.5	10.88	220.3
Galena Hill Zone
SU-05(2)	39.2	51.5	12.3	0.61	13.3
	323.5	478.5	155.0	1.26	20.4
Incl.	466.5	468.0	1.5	215.0	136.0
SU-12(2)	258.0	278.6	20.6	5.33	158.8
Incl.	273.0	274.5	1.5	16,949	8,696
	301.0	323.8	22.8	1.02	10.2
	354.4	373.5	19.1	2.64	9.7
Incl.	364.8	366.0	1.2	77.60	98.0
	460.0	502.0	42.0	1.59	8.4
SU-29(2)(4)	0.0	28.5	28.5	1.55	3.0
	211.5	270.5	59.0	1.58	14.1
	430.1	473.0	42.9	0.80	9.2
	530.0	571.5	41.5	1.72	56.5
Incl.	560.8	561.3	0.5	5,344	3,740
SU-34(2)(3)	269.5	290.5	21.0	0.89	7.6
	312.5	350.0	37.5	1.23	5.6
SU-40(3)(4)	223.5	269.5	46.0	2.16	11.3
	346.0	369.5	23.5	1.42	5.2
Incl.	348.6	349.1	0.5	430.00	174.0
	464.5	488.6	24.2	1.40	20.3
Incl.	464.5	465.0	0.5	536.00	175.0
	522.5	572.0	49.5	0.67	1.6
	647.5	687.9	40.4	2.84	32.8
Incl.	648.8	650.4	1.6	5,850	720.0
Shore Zone
SU-45(3)(4)	521.8	540.0	18.2	4.35	51.2
Incl.	530.0	532.7	2.7	25.76	39.9
	594.5	656.2	61.7	1.69	42.1
Incl.	594.5	619.3	24.8	3.61	97.8
SG Zone
SU-48(3)	144.5	195.5	51.0	0.62	7.5
	290.5	412.0	121.5	0.87	3.0
	548.0	555.5	7.5	1.38	11.7
Reconnaissance Holes
SU-44	55.5	69.5	14.0	0.57	2.2
SU-46	204.0	248.5	44.5	0.68	1.9

(1) True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Brucejack Project exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C
(2) Previously reported in news releases dated September 15, 2009, October 13, 2009, and October 22, 2009.
(3) Ended in mineralization.
(4) For the quoted average gold assays, any assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)